Mail Stop 3561

      							August 18, 2005

Mr. Jose Gustavo Pozzi
General Manager and Sole Officer
Nortel Inversora S.A.
Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina

	Re:	Nortel Inversora S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 29, 2005
		File No. 1-14270

Dear Mr. Pozzi:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Results of Operations, page 44
Revenues from Wireless Telecommunications Service Business
Segment,
page 47

1. We note your presentation of "average revenue per user." Since we cannot exactly recalculate the measure based on the information disclosed in the filing, in future filings, please provide additional disclosure regarding how the measure is calculated and consider disclosing each of components used in the calculation of the measure within the filing.

Other Operating and Maintenance Expenses, page 50

2. When you attribute changes in significant items to more than one
factor or element, break down and quantify the separate impact of each factor or element.  See Financial Reporting Codification
501.04
and 501.05.

Net Loss/Income, page 51

3. We note on page F-39 that net income is your segment measures of profit and loss. However your discussion of net income is brief and does not provide a detailed discussion based on segments. Please expand your discussion to include a detailed analysis of segment results that provides a transparent view of how management assesses and analyzes net income.

3. Preparation of financial statements
(d) Use of estimates, page F-10

4. We refer to your statement that the accompanying consolidated financial statements were prepared assuming: i) a favorable outcome to the tariff renegotiation process mentioned in Note 2.c) and ii) the successful outcome of the financial restructuring described in
Note 8. In this regard we did not see a U.S. GAAP reconciliation given effect to your statement above. As such:
* With regard to the debt restructuring, tell us specifically the debt restructuring you are referring to in Note 8. If you are referring to the in-process restructuring debt referred to in Note
8.3 tell us how you considered U.S. GAAP, particularly address paragraph 17 of SFAS 5.
* With regard to the favorable outcome to the tariff renegotiation, given that you state on page F-8 that as of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs, tell us how you considered U.S. GAAP, particularly address paragraph 17 of SFAS 5.


4. Summary of significant accounting policies

 (b) Revenue recognition, page F-11

5. We note your statement that reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life of those customers who are assessed a reconnection fee. Tell us why you believe that you do not need to include a reconciling item to US GAAP with regard to the accounting of these reconnection fees.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions, page F-13

6. We note your statement that certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. We also note your statement on page F-52 which states that the carrying value for your accounts receivables and accounts payables approximates fair value. These two statements appear to contradict each other, please clarify.

5. Breakdown of the main accounts
(n) Other expenses, net, page F-21

7. Tell us what $59 million in termination benefits relates to and how you account for it in accordance with U.S. GAAP. If these termination benefits relate to exit and disposal activity as defined by paragraph 2 of SFAS 146, provide us and disclose in future filings all information required be paragraph 20 of SFAS 146.

8. We note that you recorded $24 million of provisions for contingencies. We also note on page F-37 that you are a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business and you have established reserves for an aggregate amount of $244 million to cover potential losses under these claims. In this regard, tell us in detail and disclosure in future filings the nature of these reserves as per paragraph 8-10 of SFAS 5.

7 - Related party transactions, page F-23

9. We refer to your footnote (e) which states that "the Telecom
Group
had between 10% and 25% of the capital stock is such companies."
Tell us if you still own this stock and if so, how you are accounting for this investment under Argentine and U.S. GAAP.

8 - Debt of the Telecom Group
8.1. The Telecom Group`s short-term and long-term debt, page F-24

10. Tell us in detail what is included in the $376 million gain on debt restructuring. Tell us how you accounted for this under U.S. GAAP.

16. Differences between Argentina GAAP and US GAAP
i)  Cash flows statement classification differences, page F-58

11. Notwithstanding your disclosures about the classification differences, in future filings, you should include statements of cash flows in accordance with US GAAP or a reconciliation of the major classifications of the statement of cash flows under US GAAP.

m)  Other comprehensive income, page F-59

12. Tell us why you did not record foreign currency translation for the year ended December 31, 2004.

 Item 15. Controls and Procedures, page 93
Evaluation of disclosure controls and procedures, page 93

13. We refer to your statement that "the Company`s General Manager and Sole Officer, after evaluating the effectiveness of the Company`s
`disclosure controls and procedures` (as defined in the Exchange
Act
Rules 13a-14(c) and 15-d-14(c))." Please be advised that "disclosure controls and procedures" is defined in Exchange Act Rules 13a-15(e)
and 15d-15(e), not Rules 13(a)-14(c) and 15d-14(c). Please confirm to us that you used the definition in Exchange Act Rules 13a-15(e) and 15d-15(e).

14. The conclusions of management regarding the effectiveness of your disclosure controls and procedures appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
Please confirm this to us and revise your future filings accordingly.
Alternatively, you may simply state that your principle executive officer and principle financial officer concluded on the applicable dates that the Company`s disclosure controls and procedures were effective.

Change in internal controls, page 93

15. We note your disclosure that "[t]here have been no significant changes in the Company`s internal controls." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation that occurred during the period covered by your report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during the period covered by this
20-F that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Exhibits

16. We note that you only provide certifications signed by your General Manager and Sole Officer. Please tell us in your response letter whether this individual also acts as the principal executive officer and principal financial officer. If so, in future filings provide titles underneath the signature that indicates the individual acts as both the principal executive officer and principal financial officer. You should also indicate this fact in the signatures section of your 20-F. Otherwise, please tell us who does act as the principal financial officer.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please file your response letter in EDGAR. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Jose Gustavo Pozzi
General Manager and Sole Officer
August 18, 2005
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE